Exhibit 99.30

For Immediate Release

Novadaq Reports 165 System Shipments During Third Quarter 2011

Toronto, Ontario – October 6, 2011 – Novadaq® Technologies Inc. (TSX: NDQ), a developer of real-time imaging systems for use in the operating room, announced today that it shipped a total of 165 fluorescence imaging systems during the quarter ended September 30, 2011. This compares to 92 systems shipped in the second quarter 2011, and exceeds management’s earlier estimate of 80 systems discussed on the company’s second quarter conference call held on August 4, 2011.

Novadaq’s President & CEO, Dr. Arun Menawat, commented, “We are delighted with the continued momentum of SPY Imaging technology in U.S. hospitals. Both of our partners, LifeCell™ and Intuitive Surgical®, are building on strong launches, which occurred earlier this year. Entering the third quarter, our shipment estimate of 80 SPY® Elite and da Vinci® Fluorescence Imaging Systems was based on orders and forecasts at the time, and we are proud that our manufacturing team was able to meet the sharply stepped-up requirement for systems that evolved during the quarter”.

SPY® Elite Systems are shipped by Novadaq directly to hospitals and are, in most cases, installed without an upfront capital charge, but with minimum usage expectations. Novadaq recognizes revenues when it ships consumable product kits which are used on a recurring basis during each SPY imaging procedure. da Vinci Fluorescence Imaging Systems are shipped first to Intuitive Surgical for integration, then by Intuitive Surgical to end-user customers when orders are placed. For this business, Novadaq receives capital revenues for system shipments, as well as recurring revenues for consumable kit sales.

Novadaq will report its complete third quarter financial results in early November, 2011 – details will be provided in a separate press release later this month.

About Novadaq Technologies Inc.

Novadaq Technologies develops and markets real-time fluorescence imaging technologies for use in the operating room. The Company’s core technology platform, SPY Imaging, provides clinically relevant, anatomic and physiologic images during a wide variety of complex open and minimally invasive surgical (“MIS”) procedures. SPY empowers surgeons treating life-threatening illnesses such as breast, colon and other cancers and cardiovascular disease to more effectively treat vascular blockages and assess tissue perfusion. More than 40 peer-reviewed publications demonstrate that SPY imaging leads to fewer post-operative complications and reduced hospital costs. The SPY Imaging System is cleared by the United States Food and Drug Administration (“FDA”) for real-time use during open and MIS surgical

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procedures. The endoscopic SPY System combines all of the capabilities of SPY imaging with state-of-the-art high definition (“HD”) visible light visualization offered by conventional endoscopes. Novadaq announced its first alliance with Intuitive Surgical®, Inc., in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. The integrated system received FDA 510(k) clearance to market in February 2011. In addition, in September 2010, Novadaq entered into an exclusive North American sales and marketing alliance with LifeCell™ Corporation, a Kinetic Concepts (“KCI”), Inc. Company, for SPY in open plastic and reconstructive, gastrointestinal and head and neck surgery. Novadaq’s cardiac surgery products, including SPY imaging for cardiac applications and a Heart Laser™ System targeted at improving heart surgeries, are marketed through a direct sales team. For more information, please visit the Company’s website at http://www.novadaq.com.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results; in particular, there can be no assurance that Novadaq will be able to repeat or maintain this level of shipments, that Novadaq will be able to continue to meet demand for its imaging products on a timely basis should demand for its imaging products continue at this or any increased level, or that increased shipments will necessarily result in increased revenues. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, results of future clinical tests of PINPOINT endoscopic technology, autofluorescence technology, and the SPY Imaging System, anticipated financial performance, business prospects, strategies, regulatory developments, market acceptance and future commitments.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements or make future forward-looking statements, whether as a result of new information, future events or otherwise.

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Investor Relations Contact

David C. Martin

Vice President, Business Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com